 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [X]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* DeBoer, Jeffrey B. (Last) (First) (Middle) 360 E. Jackson St. (Street) Medford, OR 97501 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Lithia Motors, Inc. LAD
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Senior Vice President, CFO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 31, 2002 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common					6,800.00	D
Class A Common					664.00	I	By 401(k)

If the form is filed by more than one reporting person, see instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 2270 (7-02)

DeBoer, Jeffrey B. - December 31, 2002
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (2002nq) (right to buy)	$15.13	12/26/2002		A4	(A) 8,000.00	12/26/2007 | 12/26/2012	Class A Common - 8,000.00		8,000.00	D
Class B Common	$0.00					N/A | N/A	Class A Common - 1,871.00		1,871.00	I	By Custodian For Child
Class B Common	$0.00					N/A | N/A	Class A Common - 66,348.00		66,348.00	I	Interest owned by a LLC
Stock Option (1997) (NQ) (right to buy)	$1.00					(1) | 12/31/2005	Class A Common - 727.00		727.00	D
Stock Option (2000a) (NQ) (right to buy)	$16.75						Class A Common - 6,750.00		6,750.00	D
Stock Option (1997bj) (NQ) (right to buy)	$10.75					(2) | 03/03/2005	Class A Common - 14,000.00		14,000.00	D
Stock Option (1998bj) (NQ) (right to buy)	$14.75					01/01/2003 | 12/31/2005	Class A Common - 4,000.00		4,000.00	D
Stock Option (1999bj) (NQ) (right to buy)	$16.50					01/01/2004 | 01/01/2009	Class A Common - 4,000.00		4,000.00	D
Stock Option (2000aj) (NQ) (right to buy)	$16.75					(3) | 01/06/2010	Class A Common - 13,250.00		13,250.00	D
Stock Option (2000bj) (NQ) (right to buy)	$16.75					01/06/2005 | 01/06/2010	Class A Common - 4,000.00		4,000.00	D
Stock Option (2001) (NQ) (right to buy)	$1.00					12/26/2005 | 12/26/2010	Class A Common - 8,000.00		8,000.00	D
Stock Option (2001nq) (right to buy)	$19.24					12/26/2006 | 12/26/2011	Class A Common - 8,000.00		8,000.00	D

Explanation of Responses :

(1)  The options vest as to 20% of the total grant on the date of grant and 20% each anniversary date thereafter.
(2)  Beginning on the 1st anniversary of the grant date, the options vest as to 20% of the total grant on each of the 1st through the 5th anniversaries.
(3)  The options vest as follows:  3,402 on 1/6/01; 3,402 on 1/6/02; 2,447 on 1/6/03; 2,029 on 1/6/04; and 1,970 on 1/6/05.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	_/s/Cliff E. Spencer______________________ 02-11-2003 ** Signature of Reporting Person Date Cliff E. Spencer, Attorney in Fact for Jeffrey B. DeBoer Page 2